                                                            SEC File No. 0-18267

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING


(Check One): / / Form 10-K  / / Form 20-F  / / Form 11-K  /X/ Form 10-Q  / / FORM N-SAR

         For Period Ended:    September 30, 1995
                          --------------------------------
         /  / Transition Report on Form 10-K
         /  / Transition Report on Form 20-F
         /  / Transition Report on Form 11-K
         /  / Transition Report on Form 10-Q
         /  / Transition Report on Form N-SAR
         For the Transition Period Ended: ______________________________________

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

   NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                  VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------

PART I -- REGISTRANT INFORMATION

                     Noise Cancellation Technologies, Inc.
--------------------------------------------------------------------------------
Full Name of Registrant


--------------------------------------------------------------------------------
Former Name if Applicable

                     1025 West Nursery Road   Suite 120
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

                     Linthicum, Maryland  21090
--------------------------------------------------------------------------------
City, State and Zip Code


PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion
/X/ thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. See Exhibit A.

                                                                SEC 1344 (11-91)

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          Stephen J. Fogarty            (410)             636-8700
         -----------------------------------------------------------------------
                 (Name)              (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports)
         been filed? If answer is no, identify report(s).         /X/ Yes / / No

         -----------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?                               /X/ Yes / / No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         See Exhibit A
--------------------------------------------------------------------------------

                     Noise Cancellation Technologies, Inc.
           --------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date    November 15, 1995       By    /s/ Stephen J. Fogarty
     ------------------------      ------------------------------------------
                                   Stephen J. Fogarty, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

                                                                      Exhibit A


Noise Cancellation Technologies, Inc.
Commission File No. 0-18267
Form 12b-25

Part III
The registrant completed two transactions on November 14 and 15, 1995, that will have a material effect on the financial condition of the registrant. On November 14, 1995 the registrant received approximately $3.3 in cash from the private placement of 4,800,000 shares common stock. On November 15, 1995, the registrant completed a restructuring of one of its major joint ventures, which will reduce the liabilities of the registrant by approximately $2.4 million and provide revenue of approximately $3.3 million in the fourth quarter of 1995 consisting of $0.3 million in cash, the elimination of a $2.4 million obligation to fund future development work and the receipt of 1,110,083 shares of the registrant's common stock which it issued to an affiliate of the co-venturer in December 1993. The registrant believes that filing Form 10Q without including the above transactions could be misleading regarding its current financial position. Because of the closing dates of the two transactions, the registrant is unable to file Form 10Q on November 14, 1995.

Part IV(3)
The registrant expects to report in the Form 10Q to which this notification relates that its total revenues for the nine months ended September 30, 1995, including technology licensing fees, product sales and engineering and development services was $6.48 million, an increase of $0.5 million or 8% over the same period last year. The registrant expects to report a net loss of $4.80 million for the first nine months of 1995, of which $2.33 million related to the third quarter, compared to a net loss of $14.47 million for the first nine months of 1994, of which $5.98 million related to the third quarter, and total revenue for the third quarter of 1995 of $1.12 million compared to $2.66 million for the third quarter of 1994, a decrease of $1.54 million. The registrant also expects to report that total expenses had decreased by $9.17 million or 45% for the first nine months of 1995, reflecting the continuing results of the cost reduction plan adopted in December 1994.